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July 28, 2005

VIA FEDERAL EXPRESS

Max A. Webb, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548

Re: National Lampoon, Inc.
Form SB-2 filed March 10, 2005
File No. 333-123238
Our File No.: 1686-001

Dear Mr. Webb:

This letter is in response to your letter dated July 22, 2005 regarding the SB-2 Registration Statement (the “Registration Statement”) filed by National Lampoon, Inc. (the “Company”). The Company is also filing Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment”) with this letter.

Management’s Discussion and Analysis, page 33. National Lampoon Networks, page 33. Please file Springboard’s expert consent with your next amendment.

1. Rather than attempt to procure an expert consent from The Springboard Company, the Company has deleted the sole reference to the report it received from The Springboard Company. Please see page 30.

Results of Operations, page 37. Nine months ended April 30, 2005 as compared . . . . page 37. Revise this section to disclose the reasons for the significant increases in revenues among your four business segments. In addition to disclosing the amounts by which revenues increased in the different segments, you should disclose also why those revenues increased. Similarly, please analyze the significant expense increases for each of the four business segments.

2. In response to this comment, the Company has revised the disclosure as requested. Please see pages 34 and 35. Additionally, in response to telephone comments made by Mr. Mathew Bazley related to increased disclosure regarding the Company's expenses, the Company has revised the disclosure under the heading "Other costs and expenses." Please see page 35.

Max A. Webb, Assistant Director
United States Securities and Exchange Commission
July 28, 2005

Underwriting, page 77. Please disclose here the business experience of, and the material relationships you have with, Merriman Curhan. To the extent necessary, do the same for The Shemano Group. Refer to Item 508 of Regulation S-B.

3. In response to this comment, the Company has made the disclosure, as requested. Please see page 67.

To comply with the requirements of the NASD, the Company has also made certain changes to the section of the prospectus titled “Underwriting.” That change also appears at page 67.

Finally, the Company has revised the section of the Business discussion titled “Intellectual Property” on the advice of its intellectual property attorney. Please see page 47. It has also changed the symbol next to its trademark throughout the document.

The Company is attempting to close this offering as soon as possible, therefore, we respectfully ask that you give your immediate attention to the review of this Amendment. The Company has responded in a separate letter to the comments made by Messeret Nega, Attorney-Advisor, to the Company’s confidential treatment request.

Very truly yours,

RICHARDSON & PATEL LLP

By: /s/ Mary Ann Sapone
MARY ANN SAPONE